Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403	Jonathan Birt Ph: 212-850-5664 or Ph: 44-20-7269-7205 Niamh Lyons Ph: 353-1-663-3602

ELAN REPORTS FIRST QUARTER 2009 FINANCIAL RESULTS

Dublin, Ireland, April 22, 2009 – Elan Corporation, plc, today reported its first quarter 2009 financial results, highlighted by a 14% increase in revenue to $245.1 million and Adjusted EBITDA losses reduced by 59% to $6.0 million, compared to the first quarter of 2008, and significant advances in the company’s Biopharmaceuticals business.

Elan CEO Kelly Martin said that the company continued advancing its science toward patients, with particular focus on multiple sclerosis, Alzheimer’s disease and Parkinson’s disease.  Mr. Martin noted that specific progress in the quarter included the continued growth of Tysabri and the advancement of Elan’s Alzheimer’s clinical portfolio.

Commenting on the company’s previously announced strategic review process, Mr. Martin said, “This process is continuing and we remain committed to exploring and objectively assessing all available options that balance the short-, intermediate- and long-term opportunities. We will communicate our progress at the appropriate time.”

Elan executive vice president and chief financial officer Shane Cooke said that the company was pleased with the solid start to the year, noting that Tysabri continues to grow and, with a number of new initiatives, Elan is confident it will see a reacceleration to a stronger growth trend. The improvement in Elan’s operating performance was offset by the inclusion of other net charges associated with the adjustments mainly to the Biopharmaceuticals business announced in February 2009, non-cash tax charges associated with the U.S. business, partially offset by a gain on a legal settlement. As a result, the net loss increased to $102.6 million.

Mr. Cooke added, “For the full year 2009, we remain on target to record double digit revenue growth and to be profitable on an Adjusted EBITDA basis.” Mr. Cooke also emphasized that the goal of Elan’s strategic review was to secure access to financial resources and commercial infrastructure that would enable the company to accelerate the development and commercialization of its extensive pipeline and product portfolio, while maximizing the ability of Elan’s shareholders to participate in the resulting long-term value creation.

Unaudited Consolidated Income Statement Data
	Three Months Ended March 31
	2008 US$m	2009 US$m
Revenue (see page 7)
Product revenue	207.3	242.9
Contract revenue	7.4	2.2
Total revenue	214.7	245.1
Cost of goods sold	110.8	128.8
Gross margin	103.9	116.3

Operating Expenses (see page 12)
Selling, general and administrative	74.0	71.0
Research and development	72.5	80.5
Other net charges	3.0	19.6
Total operating expenses	149.5	171.1
Operating loss	(45.6)	(54.8)

Net Interest and Investment Losses (see page 13)
Net interest expense	34.5	33.8
Net investment losses	3.3	—
Net interest and investment losses	37.8	33.8

Net loss before tax	(83.4)	(88.6)
Provision for income taxes	2.1	14.0
Net loss	(85.5)	(102.6)

Basic and diluted loss per ordinary share	(0.18)	(0.22)
Basic and diluted weighted average number of ordinary shares outstanding (in millions)	471.6	475.4

Unaudited Non-GAAP Financial Information – EBITDA

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2008 US$m	2009 US$m

Net loss	(85.5)	(102.6)
Net interest expense	34.5	33.8
Provision for income taxes	2.1	14.0
Depreciation and amortization	17.0	19.1
Amortized fees	(1.2)	(0.1)
EBITDA	(33.1)	(35.8)

Non-GAAP Financial Information Reconciliation Schedule	Three Months Ended March 31
	2008 US$m	2009 US$m
EBITDA	(33.1)	(35.8)
Share-based compensation	12.2	10.2
Other net charges	3.0	19.6
Net investment losses	3.3	—
Adjusted EBITDA	(14.6)	(6.0)

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and Adjusted EBITDA, non-GAAP measures of operating results. EBITDA is defined as net income or loss plus or minus depreciation and amortization of costs and revenues, provisions for income tax and net interest expense. Adjusted EBITDA is defined as EBITDA plus or minus share-based compensation, other net charges, and net investment gains or losses.  EBITDA and Adjusted EBITDA are not presented as, and should not be considered alternative measures of, operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses EBITDA and Adjusted EBITDA to evaluate the operating performance of Elan and its business and these measures are among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes EBITDA and Adjusted EBITDA are measures of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA and Adjusted EBITDA are used as analytical indicators of income generated to service debt and to fund capital expenditures. EBITDA and Adjusted EBITDA do not give effect to cash used for interest payments related to debt service requirements and do not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA and Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. Reconciliations of EBITDA and Adjusted EBITDA to net loss from continuing operations are set out in the tables above titled, “Non-GAAP Financial Information Reconciliation Schedule.”

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2008 US$m	March 31 2009 US$m
Assets
Current Assets
Cash and cash equivalents	375.3	290.2
Restricted cash and cash equivalents — current	20.2	20.3
Investment securities — current	30.5	23.2
Deferred tax assets — current	95.9	88.1
Prepaid and other current assets	240.1	241.1
Total current assets	762.0	662.9

Non-Current Assets
Intangible assets, net	553.9	544.1
Property, plant and equipment, net	351.8	337.2
Investment securities — non-current	8.1	8.5
Deferred tax assets — non-current	145.3	140.1
Restricted cash and cash equivalents — non-current	15.0	14.8
Other assets	31.5	30.2
Total Assets	1,867.6	1,737.8

Liabilities and Shareholders’ Deficit
Accounts payable, accrued and other liabilities	334.8	295.9
Long-term debt	1,765.0	1,765.0
Shareholders’ deficit(1) (see page 13)	(232.2)	(323.1)
Total Liabilities and Shareholders’ Deficit	1,867.6	1,737.8

 (1) Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Unaudited Consolidated U.S. GAAP Cash Flow Data

	Three Months Ended March 31
	2008 US$m	2009 US$m

Net interest and tax	(36.4)	(36.6)
Other net charges	(3.0)	(1.7)
Other operating activities	(14.6)	(6.0)
Working capital (increase)/decrease	(12.5)	18.0
Cash flows used in operating activities	(66.5)	(26.3)

Net purchases of tangible and intangible assets	(8.4)	(68.8)
Net proceeds from sale of investments	184.4	7.6
Net proceeds from product divestment	2.0	—
Cash flows from financing activities	14.7	2.2
Restricted cash and cash equivalents movement	(0.8)	0.2
Net cash movement	125.4	(85.1)
Beginning cash balance	423.5	375.3
Cash and cash equivalents at end of period	548.9	290.2

Overview

Operating Results

For the first quarter of 2009, total revenue increased by 14% to $245.1 million, from $214.7 million for the same period in 2008. Revenue from the Biopharmaceuticals business grew by 28% while revenue from the Elan Drug Technologies (EDT) business decreased by 14%. The increase in revenue from the Biopharmaceuticals business was driven by a strong performance from Tysabri®, more than offsetting reduced sales of Azactam® and Maxipime®.  Elan’s recorded sales of Tysabri increased 48% to $158.7 million for the first quarter of 2009, from $107.0 million for the first quarter of 2008, consistent with the 42% growth in global in-market net sales of Tysabri to $227.5 million in the first quarter of 2009. The decrease in revenue from the EDT business was principally due to timing differences of milestone payments earned and customer orders.

For the first quarter of 2009, the gross margin was $116.3 million, compared to $103.9 million for the first quarter of 2008.  The increased gross margin was driven by significantly higher sales of Tysabri, which more than offset the loss of gross margin as a result of reduced sales of Azactam, Maxipime and revenues from EDT.

The operating loss before other net charges for the first quarter of 2009 was $35.2 million, a decrease of 17% from $42.6 million for the first quarter of 2008.  This improved operating performance was driven by the 14% increase in revenue and the resulting increase in the gross margins.  Selling, general and administrative (SG&A) expenses declined by 4% while research and development (R&D) costs increased by 11%.

For the first quarter of 2009, the net loss before tax was $88.6 million, compared to $83.4 million for the first quarter of 2008. This increase was primarily due to higher other net charges and R&D expenses, partially offset by the 14% increase in revenues and lower net investment losses. The increase in other net charges primarily relates to severance and restructuring charges of $22.2 million and non-cash asset impairment charges of $15.4 million, partially offset by a legal settlement gain of $18.0 million related to Elan’s Naprelan® product. These charges relate to the previously announced postponement of Elan’s biologics manufacturing activities, a strategic redesign and realignment of the R&D organization within Elan’s Biopharmaceuticals business, and reduction of related G&A and other support activities.

The provision for income taxes was $14.0 million in the first quarter of 2009, compared to $2.1 million in the first quarter of 2008. This follows the recognition of a net deferred tax asset of $236.6 million in the fourth quarter of 2008 related to Elan’s U.S. tax loss carryforwards, due to the recent and projected future profitability of Elan's U.S. operations. The tax charge for the quarter includes a non-cash amortization expense related to that asset as the underlying loss carryforwards are utilized to shelter taxable income in the United States. Elan expects its tax expense in future periods to include similar non-cash amortization expenses.

Adjusted EBITDA

For the first quarter of 2009, Adjusted EBITDA losses were $6.0 million, a decrease of 59% compared to Adjusted EBITDA losses of $14.6 million for the same period of 2008.  The improvement principally reflects the 14% increase in revenue and improved operating margins.

A reconciliation of Adjusted EBITDA to net loss, is presented in the table titled, “Unaudited Non-GAAP Financial Information – EBITDA,” included on page 3. Included at Appendix I is a further analysis of the results and Adjusted EBITDA between the Biopharmaceuticals and EDT businesses.

Total Revenue

For the first quarter of 2009, total revenue increased 14% to $245.1 million from $214.7 million for the same period of 2008, primarily driven by the strong growth of Tysabri. Revenue from the Biopharmaceuticals business increased by 28% while revenue from the EDT business decreased by 14%. Revenue is analyzed below between revenue from the Biopharmaceuticals and EDT business units.

	Three Months Ended March 31
	2008 US$m	2009 US$m
Revenue from the Biopharmaceuticals business	145.3	185.4
Revenue from the EDT business	69.4	59.7
Total revenue	214.7	245.1

Revenue from the Biopharmaceuticals business

For the first quarter of 2009, revenue from the Biopharmaceuticals business increased by 28% to $185.4 million from $145.3 million for the first quarter of 2008.  The increase was primarily driven by strong growth in Tysabri sales, which more than compensated for reduced sales of Azactam and Maxipime.

	Three Months Ended March 31
	2008 US$m	2009 US$m

Tysabri – U.S.	86.3	116.0
Tysabri – Rest of world (ROW)	20.7	42.7
Total Tysabri	107.0	158.7
Azactam	24.2	17.2
Maxipime	10.1	5.0
Prialt®	3.8	4.1
Royalties	0.2	0.4
Total revenue from Biopharmaceuticals business	145.3	185.4

Tysabri

Global in-market net sales of Tysabri can be analyzed as follows:

	Three Months Ended March 31
	2008 US$m	2009 US$m
United States	86.3	116.0
ROW	73.4	111.5
Total Tysabri in-market net sales	159.7	227.5

For the first quarter of 2009, Tysabri in-market net sales increased by 42% to $227.5 million from $159.7 million for the same period of 2008.  The increase reflects strong patient demand across global markets.  At the end of March 2009, approximately 40,000 patients were on therapy worldwide, including approximately 20,800 commercial patients in the United States and approximately 18,500 commercial patients in the ROW, representing an increase of 6% over the approximately 37,600 patients who were on therapy at the end of December 2008.

Cumulatively, in the post-marketing setting approximately 52,000 patients have been treated with Tysabri as of the end of March 2009.  Of those patients, approximately 24,900 have received at least one year of Tysabri therapy, approximately 14,400 patients have received at least 18 months of Tysabri therapy, and 6,800 patients have received at least 24 months of Tysabri therapy.  In the post marketing setting, there have been six confirmed cases of progressive multifocal leukoencephalopathy (PML) in Tysabri-treated MS patients.

Tysabri was developed and is being marketed in collaboration with Biogen Idec Inc. (Biogen Idec).  In general, subject to certain limitations imposed by the parties, Elan shares with Biogen Idec most of the development and commercialization costs for Tysabri.  Biogen Idec is responsible for manufacturing the product. In the United States, Elan purchases Tysabri from Biogen Idec and is responsible for distribution. Consequently, Elan records as revenue the net sales of Tysabri in the U.S. market.  Elan purchases product from Biogen Idec at a price that includes the cost of manufacturing, plus Biogen Idec’s gross margin on Tysabri, and this cost, together with royalties payable to other third parties, is included in cost of sales.

Outside of the United States, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on these sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.

As a result of the continuing strong growth in Tysabri sales, in January 2009, Elan made an optional payment of $50.0 million to Biogen Idec in order to maintain an approximate 50% share of Tysabri for annual global in-market net sales of Tysabri that are in excess of $1.1 billion. This payment has been capitalized as an intangible asset and is being amortized on a straight-line basis over approximately 11 years. There are no further milestone payments required for Elan to retain its approximate 50% profit share.

Tysabri – U.S.

In the U.S. market, Elan recorded net sales of $116.0 million for the first quarter of 2009, an increase of 34% over net sales of $86.3 million in the same period of 2008.  Almost all of these sales are for the MS indication.

At the end of March 2009, approximately 20,800 patients were on commercial therapy, which represents an increase of 3% over the approximately 20,200 since the end of December 2008 and 36% since the end of March last year.

Tysabri – ROW

In the ROW market, Biogen Idec is responsible for distribution and Elan records as revenue its share of the profit or loss on ROW sales of Tysabri, plus Elan’s directly-incurred expenses on these sales.  As a result, in the ROW market, Elan recorded net revenue of $42.7 million for the first quarter of 2009, compared to $20.7 million for the first quarter of 2008, an increase of 106%.  Elan’s net Tysabri ROW revenue is calculated as follows:

	Three Months Ended March 31
	2008 US$m	2009 US$m
ROW in-market sales by Biogen Idec	73.4	111.5
ROW operating expenses incurred by the collaboration	(54.4)	(58.9)
ROW operating profit generated by the collaboration	19.0	52.6
Elan’s 50% share of Tysabri ROW collaboration operating profit	9.5	26.3
Elan’s directly incurred costs	11.2	16.4
Net Tysabri ROW revenue	20.7	42.7

At the end of March 2009, approximately 18,500 patients, principally in the European Union (EU), were on commercial therapy, an increase of 9% over the approximately 16,900 who were on therapy at the end of December 2008 and 81% over the end of March last year.

Other Biopharmaceuticals products

Azactam revenue decreased 29% to $17.2 million for the first quarter of 2009, compared to $24.2 million for the same period of 2008.  The decrease was principally due to supply shortages, which are expected to be resolved by mid-year. Azactam lost its patent exclusivity in October 2005 and its future sales are expected to be negatively impacted by generic competition. However, no generic form of Azactam has been approved to date.

Maxipime revenue decreased 50% to $5.0 million for the first quarter of 2009 from $10.1 million for the first quarter of 2008.  The decrease was principally due to generic competition. The first generic cefepime hydrochloride was launched in June 2007, and additional generic forms of Maxipime have since been launched.

Prialt revenue was $4.1 million for the first quarter of 2009, compared to $3.8 million for the same period of 2008, an increase of 8%.  The increase was primarily due to higher demand for the product.

Revenue from the EDT business

For the first quarter of 2009, revenue from the EDT business decreased by 14% to $59.7 million from $69.4 million for the first quarter of 2008.

	Three Months Ended March 31
	2008 US$m	2009 US$m
Product revenue
Manufacturing revenue and royalties
Tricor®	13.0	13.6
Focalin XR® / Ritalin LA®	8.3	8.4
Verelan®	5.8	5.9
Skelaxin®	6.5	5.3
Other	28.4	24.3
Total manufacturing revenue and royalties	62.0	57.5

Contract revenue
Amortized fees	1.1	—
Research revenue and milestones	6.3	2.2
Total contract revenue	7.4	2.2

Total revenue from the EDT business	69.4	59.7

Manufacturing revenue and royalties comprise revenue earned from products manufactured for clients and royalties earned principally on sales by clients of products that incorporate Elan’s technologies. Except as noted above, no other product accounted for more than 10% of total manufacturing revenue and royalties for the first quarter of 2009 or 2008.  For the first quarter of 2009, of the total of $57.5 million (2008: $62.0 million) in manufacturing revenue and royalties, 43% (2008: 42%) consisted of royalties received on products that were not manufactured by Elan.

An additional analysis of the results between the Biopharmaceuticals and EDT businesses are set out in Appendix I. For the first quarter of 2009, Adjusted EBITDA from the EDT business decreased by $4.1 million to $20.7 million from $24.8 million for the same period of 2008.  The first quarter of 2008 benefitted from milestones associated with the approval of Luvox CR® and Zanaflex® achieving $105 million in cumulative sales.  EDT revenues, and their impact on Adjusted EBITDA, vary from quarter to quarter based on a number of factors including the timing of customer orders and contractual in-market sales hurdles for royalties.

Potential generic competitors have challenged the existing patent protection for several of the products from which Elan earns manufacturing revenue and royalties. Elan and its clients defend the parties’

intellectual property rights vigorously. However, if these challenges are successful, Elan’s manufacturing revenue and royalties will be materially and adversely affected.

Operating Expenses

Selling, general and administrative

Although revenues increased by 14% in the first quarter of 2009, SG&A expenses decreased by 4% to $71.0 million from $74.0 million for the same period of 2008.  The decrease principally reflects reduced litigation expenses, along with continued cost control.  SG&A expense for the three months ended March 31, 2009 and 2008 can be analyzed as follows:

	Three Months Ended March 31
	2008 US$m	2009 US$m
Biopharmaceuticals	52.1	53.5
EDT	11.1	7.9
Depreciation and amortization	3.9	4.1
Share-based compensation	6.9	5.5
Total	74.0	71.0

The SG&A expenses related to the Tysabri ROW sales are reflected in the Tysabri ROW revenue as previously described on page 9.

Research and development

For the first quarter of 2009, R&D expenses increased 11% to $80.5 million from $72.5 million for the same period of 2008.  The increase was primarily due to increased expenses associated with the progression of Elan’s Alzheimer’s disease programs, including the Phase 3 clinical trials of bapineuzumab.

Other net charges

Other net charges for the three months ended March 31, 2009 and 2008 were as follows:

	Three Months Ended March 31
	2008 US$m	2009 US$m
Severance and restructuring charges	3.0	22.2
Asset impairment charges	—	15.4
Legal settlement gain	—	(18.0)
Total	3.0	19.6

For the first quarter of 2009, other net charges of $19.6 million primarily consist of severance and restructuring charges of $22.2 million and non-cash asset impairment charges of $15.4 million, partially offset by a legal settlement gain of $18.0 million. The severance and restructuring charges and asset impairment charges were principally associated with the postponement of Elan’s biologics manufacturing activities, the strategic redesign and realignment of the R&D organization within Elan’s Biopharmaceuticals business, and reduction of related support activities. These adjustments resulted in a reduction in Elan’s global workforce of approximately 230 positions, or 14% of its total workforce.

The legal settlement gain of $18.0 million relates to an agreement with Watson Pharmaceuticals, Inc. (Watson) to settle litigation with respect to Watson’s marketing of a generic version of Naprelan. As part of the settlement, Watson stipulated that Elan’s patent at issue is valid and enforceable and that Watson’s generic formulations of Naprelan infringed Elan’s patent. In connection with the settlement, Elan received $18.0 million from Watson in March 2009.

Net interest and investment losses

For the first quarter of 2009, net interest and investment losses decreased to $33.8 million from $37.8 million for the first quarter of 2008.  This decrease was primarily due to net investment losses of $3.3 million in the first quarter of 2008, mainly related to investment impairments.

Movement in Shareholders’ Deficit

US$m
Balance at December 31, 2008	(232.2)
Net loss for the period	(102.6)
Share-based compensation	11.9
Issuance of share capital	0.7
Other	(0.9)
Balance at March 31, 2009	(323.1)

Elan’s debt covenants do not require it to maintain or adhere to any specific financial ratios.  Consequently, the shareholders’ deficit has no impact on Elan’s ability to comply with its debt covenants.

Research and Development Update

During the course of 2009, Elan’s goal is to continue its progress throughout its R&D programs, including Alzheimer’s disease, Parkinson’s disease, MS and other neurodegenerative areas.

Alzheimer’s disease and other neurodegenerative diseases

Elan is focused on further enhancing its breakthrough basic and clinical research in Alzheimer’s disease. With bapineuzumab (AAB-001, a monoclonal antibody targeted against beta amyloid peptide), Elan and
Wyeth have discontinued the highest of three doses, 2.0 mg/kg, in the two ongoing Phase 3 studies in patients with mild to moderate Alzheimer’s disease who do not carry the Apolipoprotein E4 (ApoE4) allele (non-carriers). ApoE4 is a known genetic risk factor for development of Alzheimer’s disease. The decision was made in concurrence with the study’s independent Safety Monitoring Committee, following its review of vasogenic edema in the ongoing Phase 3 clinical program. The 0.5 mg/kg and 1.0 mg/kg doses in these two trials will continue as planned. Enrollment in these two trials is ongoing.

A paper published in Current Alzheimer’s Research, 2009, Vol. 6 No. 2 indicates that 4.6 years after immunization with AN 1792 (synthetic amyloid-Beta peptide), a sub-group of patients defined as antibody responders in the Phase 2a study, had evidence of low but detectable, sustained anti-AN1792 antibody titers. [AN1792 Study was discontinued in 2002 when 6% of patients developed meningoencephalitis] These patients demonstrated significantly reduced functional decline compared to patients who had received placebo during the initial phase of the study. Though this long-term follow-up data is limited and must be assessed cautiously, we believe that the data support the hypothesis that ABeta immunotherapy has the potential for long-term functional benefits.

On February 9, 2009, Elan and Biogen Idec announced the publication of new efficacy data on Tysabri in the March 2009 issue of The Lancet Neurology. Results of a retrospective analysis of data from the Phase 3 AFFIRM trial indicate that five-times as many multiple sclerosis patients taking Tysabri were free from disease activity versus placebo in the overall patient population. Results showed that two years after beginning treatment with Tysabri, 37 % of patients remained free of disease activity (as defined by absence of relapses, new MRI lesions or disability progression), compared to 7% of placebo-treated patients.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects and products in research and development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Tysabri, the incidence of serious adverse events associated with Tysabri (including any additional cases of PML), and the potential for the successful development and commercialization of additional products; the potential of Elan’s other marketed products; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of research and development activities including, in particular, whether the Phase 3 clinical trials for bapineuzumab are successful and the speed with which regulatory authorizations and product launches may be achieved; whether we will be able to enter into or consummate a definitive transaction as the result of our evaluation of strategic alternatives and our ability to maximize shareholder value through that process or any resulting transaction; whether the proposed acquisition of Wyeth by Pfizer Inc. will adversely affect our collaboration with Wyeth; competitive developments affecting Elan’s products (including, in particular, when Azactam will face generic competition); the ability to successfully market both new and existing products; difficulties or delays in manufacturing and supply of Elan’s products; trade buying patterns; the impact of generic and branded competition, whether restrictive covenants in Elan’s debt obligations will adversely affect Elan; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernization Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with kickback and false claims laws including in respect to past practices related to the marketing of Zonegran® which are being investigated by the U.S. Department of Justice and the U.S. Department of Health and Human Services (the resolution of this Zonegran matter could require Elan to pay substantial fines and to take other actions that could have a material adverse effect on Elan); failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in its Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission.  Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Three Months Ended March 31, 2008				Three Months Ended March 31, 2009
Biopharma- ceuticals	EDT	Total		Biopharma- ceuticals	EDT	Total
US$m	US$m	US$m		US$m	US$m	US$m
			Revenue
145.3	62.0	207.3	Product revenue	185.4	57.5	242.9
—	7.4	7.4	Contract revenue	—	2.2	2.2
145.3	69.4	214.7	Total revenue	185.4	59.7	245.1
78.7	32.1	110.8	Cost of goods sold	100.3	28.5	128.8
66.6	37.3	103.9	Gross margin	85.1	31.2	116.3

			Operating Expenses
62.1	11.9	74.0	Selling, general and administrative(1)	61.9	9.1	71.0
60.6	11.9	72.5	Research and development	68.5	12.0	80.5
3.0	—	3.0	Other net charges	19.6	—	19.6
125.7	23.8	149.5	Total operating expenses	150.0	21.1	171.1
(59.1)	13.5	(45.6)	Operating (loss)/income	(64.9)	10.1	(54.8)

7.3	9.7	17.0	Depreciation and amortization	10.5	8.6	19.1
—	(1.2)	(1.2)	Amortized fees	—	(0.1)	(0.1)
9.4	2.8	12.2	Share-based compensation	8.1	2.1	10.2
3.0	—	3.0	Other net charges	19.6	—	19.6
(39.4)	24.8	(14.6)	Adjusted EBITDA	(26.7)	20.7	(6.0)

 (1) General and corporate costs have been allocated between the two segments.